Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2012

Unaudited Financial Results

(Beijing — February 6, 2013) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

William Ding, Chief Executive Officer and Director of NetEase, stated, “2012 marked another strong year for NetEase as we continued to enhance our games and services, as well as introduce new products and services throughout the year.  Our 12.1% growth in total revenues was primarily due to an 11.2% increase in our online games business and a 6.9% increase in our advertising services business.  We finished the year with a solid fourth quarter, growing our total revenues by 8.3% year-over-year and 13.8% quarter-over-quarter, as well as year-over-year and quarter-over-quarter growth in revenue from our online games business.”

“The growing popularity of our self-developed games and the newly launched expansion pack for Blizzard Entertainment’s World of Warcraft® contributed to our 13.6% quarter-over-quarter increase in online game revenues, supported by the launch of new games Kung Fu Master, Soul of the Fighter and Heroes of Tang Dynasty II.  2012 has been a remarkable year for our self-developed online games.  The continued growth from our flagship games, new game launches, and exciting expansion packs and upgrades drove our 11.2% year-over-year increase in online game revenues.  Highlights for the year include Fantasy Westward Journey and Westward Journey Online II reaching record high PCU levels in August, Ghost and Tianxia III delivering solid performances during the year, and Kung Fu Master and Heroes of Tang Dynasty II receiving positive feedback following their launches in October and November, respectively.”

“Robust game expansion and pipeline development remains a core theme for the anticipated growth of our online game services in 2013.  These initiatives are proceeding well in the first quarter of 2013, with expansion packs for Westward Journey Online III and New Fly for Fun planned to kick-off our online game release schedule.  For the second quarter of 2013, our current plan includes the launch of expansion packs for Westward Journey Online II, Tianxia III, Heroes of Tang Dynasty II, Kung Fu Master and Soul of the Fighter and the new version of Ghost.”

“As we continue to build on our successful game platforms, we are working to diversify our portfolio into new genres, with the development of our 3D action real-time strategy game Heroes of Three Kingdoms and a first person shooter game.  Moreover, we plan to introduce two additional new games that further augment our extensive game portfolio, Dragon Sword, our next generation 3D MMORPG, and Legend of Tibet, a 2.5D MMORPG that follows a unique story based on Tibetan mythology.  The development of these games is well underway, with plans for commercialization in the second half of the year.”

“With regard to advertising services, our revenues for the fourth quarter grew by 6.8% quarter-over-quarter with automobile, financial services and Internet services as the three highest performing sectors.  We continued to enhance our online offerings with the strategic development of our mobile initiatives, which have proved to be highly popular with our users.  As of December 31, 2012, we had over 50 million installations for our Mobile News application with over 22 million active users on a daily basis, 8.5 million installations for Youdao Cloudnote and 128 million installations for Youdao Dictionary on mobile devices.  As we move through 2013, we are cautiously optimistic that we will see continued spending and growth in our advertising business as we work to increase traffic to our portals with a focus on both traditional and mobile Internet.”

“2012 marked the 15th anniversary of our mailbox services, where we continue to be one of China’s leading e-mail service providers.  With the launch of our new e-mail 5.0 services in August, the number of new users and user activity increased substantially in 2012.  As of December 31, 2012, we had approximately 530 million registered e-mail users.  We continue to optimize these services to enhance their appeal to our users.”

“We remain focused on bringing games and content to the Internet market that showcase our innovation and leadership.  Our strategic initiatives are designed to build on our established online games, portal and e-mail businesses through the introduction of high quality content, leading technology and optimization.  In 2013, we will work to achieve growth across our businesses with enhancements to our games and services that underscore our commitment to driving content, community, communication and commerce in China’s growing online market,” Mr. Ding concluded.

Fourth Quarter 2012 Financial Results

Revenues

Total revenues for the fourth quarter of 2012 were RMB2.3 billion (US$373.5 million), compared to RMB2.0 billion and RMB2.1 billion for the preceding quarter and the fourth quarter of 2011, respectively.

Revenues from online game services were RMB2.0 billion (US$317.4 million) for the fourth quarter of 2012, compared to RMB1.7 billion and RMB1.8 billion for the preceding quarter and the fourth quarter of 2011, respectively.

Revenues from advertising services were RMB259.5 million (US$41.7 million) for the fourth quarter of 2012, compared to RMB243.0 million and RMB278.5 million for the preceding quarter and the fourth quarter of 2011, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB89.8 million (US$14.4 million) for the fourth quarter of 2012, compared to RMB61.9 million and RMB37.2 million for the preceding quarter and the fourth quarter of 2011, respectively.

Gross Profit

Gross profit for the fourth quarter of 2012 was RMB1.6 billion (US$258.1 million), compared to RMB1.4 billion and RMB1.5 billion for the preceding quarter and the fourth quarter of 2011, respectively.

The quarter-over-quarter increase in gross profit was primarily attributable to increased revenues from both the online games and advertising services businesses. The increase in revenues from self-developed games was mainly attributable to Tianxia III, Heroes of Tang Dynasty II, and NetEase’s two new games Kung Fu Master and Soul of the Fighter. The performances of Fantasy Westward Journey, Westward Journey Online II and Ghost were steady in the fourth quarter of 2012.  The increased revenues from licensed games were mainly due to the October 2012 launch in mainland China of Mists of Pandaria®, the fourth expansion for Blizzard Entertainment’s World of Warcraft.  The quarter-over-quarter increase in gross profit from advertising services was primarily attributable to seasonality and reduced content costs due to higher content costs incurred in the third quarter for the 2012 London Olympics.

The year-over-year increase in gross profit was primarily attributable to increased revenues from NetEase’s self-developed games, which was partially offset by decreased revenues from advertising services. The increase in revenues from NetEase’s self-developed games was mainly attributable to Fantasy Westward Journey, Kung Fu Master and Soul of the Fighter.

Gross Profit (Loss) Margin

Gross profit margin for the online games business for the fourth quarter of 2012 was 75.3%, compared to 74.2% and 72.6% for the preceding quarter and the fourth quarter of 2011, respectively.

Gross profit margin for the advertising business for the fourth quarter of 2012 was 54.3%, compared to 36.2% and 54.5% for the preceding quarter and the fourth quarter of 2011, respectively.  The quarter-over-quarter increase in gross profit margin was primarily due to increased revenues and reduced content costs due to higher content costs incurred in the third quarter for the 2012 London Olympics.

Gross profit margin for the E-mail, WVAS and others business for the fourth quarter of 2012 was 13.0%, compared to 6.0% and 2.2% for the preceding quarter and the fourth quarter of 2011, respectively.  The quarter-over-quarter and year-over-year improvements in gross profit margin were mainly due to increased revenues from NetEase’s e-commerce and mailbox businesses, as well as the sale of game-related accessories, such as a limited edition package of World of Warcraft.

Operating Expenses

Total operating expenses for the fourth quarter of 2012 were RMB580.4 million (US$93.2 million), compared to RMB537.5 million and RMB529.0 million for the preceding quarter and the fourth quarter of 2011, respectively.  The quarter-over-quarter increase in operating expenses was primarily due to increased selling and marketing expenses, mainly resulting from increased promotional activities for Kung Fu Master, World of Warcraft and Heroes of Tang Dynasty II, which was partially offset by decreased research and development costs as NetEase has recently commercially launched a number of new products. The year-over-year increase in operating expenses was primarily due to increased selling and marketing expenses and research and development staff-related costs, which was partially offset by an impairment provision of RMB50.3 million made in 2011 on the initial online game license fee of Blizzard Entertainment’s StarCraft® II.

Net Profit

Net profit for the fourth quarter of 2012 totaled RMB1.0 billion (US$161.9 million), compared to RMB811.9 million and RMB898.6 million for the preceding quarter and the fourth quarter of 2011, respectively.  During the fourth quarter of 2012, the Company reported a net foreign exchange loss of RMB5.8 million (US$0.9 million), compared to a net foreign exchange gain of RMB23.7 million and a net foreign exchange loss of RMB36.4 million for the preceding quarter and the fourth quarter of 2011, respectively.  The quarter-over-quarter and year-over-year foreign exchange gain/losses were mainly due to the exchange gain/losses arising from the Company’s foreign currency denominated bank deposit balances as of December 31, 2012, as the exchange rate of the Euro and US dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$1.23 each for the fourth quarter of 2012.  The Company reported basic and diluted earnings per ADS of US$0.99 each for the preceding quarter, and basic and diluted earnings per ADS of US$1.10 each for the fourth quarter of 2011.

Income Taxes

The Company recorded a net income tax charge of RMB184.2 million (US$29.6 million) for the fourth quarter of 2012, compared to RMB194.8 million and RMB122.6 million for the preceding quarter and the fourth quarter of 2011, respectively.  The effective tax rate for the fourth quarter of 2012 was 15.4%, compared to 19.9% for the preceding quarter and 11.8% for the fourth quarter of 2011. The quarter-over-quarter decrease in effective tax rate was due to the occurrence in the preceding quarter of a one-time accrued withholding tax of RMB40.0 million associated with the offshore remittance of cash from China in connection with the declaration of a special cash dividend.

The Company’s various principal subsidiaries renewed their qualifications as High and New Technology Enterprises in 2011 and receive the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.

Fiscal Year 2012 Financial Results

Revenues

Total revenues for fiscal year 2012 were RMB8.4 billion (US$1.3 billion), compared to RMB7.5 billion for the preceding fiscal year. Revenues from online games were RMB7.3 billion (US$1.2 billion) for fiscal year 2012, compared to RMB6.6 billion for the preceding fiscal year.  Revenues from advertising services were RMB850.2 million (US$136.5 million) for fiscal year 2012, compared to RMB795.4 million for the preceding fiscal year.  Revenues from E-mail, WVAS and others were RMB242.7 million (US$39.0 million) for fiscal year 2012, compared to RMB124.9 million for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2012 was RMB5.6 billion (US$902.5 million), compared to RMB4.9 billion for the preceding fiscal year.  The increase in gross profit for fiscal year 2012 was primarily driven by increased revenues, which was partially offset by increased cost of revenues.

The increase in online game services revenue in 2012 was primarily attributable to increased revenues from the Company’s self-developed games such as Fantasy Westward Journey, Ghost, Tianxia III, Kung Fu Master and Westward Journey Online II for the reasons explained above, which was partially offset by decreased revenues from games licensed from Blizzard Entertainment.

The increase in advertising services revenue in 2012 was primarily attributable to large-scale global sporting events such as Euro Cup 2012 and the 2012 London Olympics, which contributed to an increase in portal and search traffic on NetEase’s websites. The year-over-year decrease in gross profit margin was primarily due to increased headcount-related costs and content costs incurred for the 2012 London Olympics.

Operating Expenses

Total operating expenses for fiscal year 2012 were RMB1.9 billion (US$306.8 million), compared to RMB1.6 billion for the preceding fiscal year. The increase in operating expenses in 2012 was primarily due to increased selling and marketing expenses as a result of marketing and promotional activities for various games, including Kung Fu Master, Soul of the Fighter and Blizzard Entertainment’s World of Warcraft, and increased staff-related costs resulting from increased headcount in general and administration and research and development areas, which was partially offset by the impairment provision of an initial online game license fee in 2011, as mentioned above.

Net Profit

Net profit for fiscal year 2012 totaled RMB3.6 billion (US$583.9 million), compared to RMB3.2 billion for the preceding fiscal year. For fiscal year 2012, the Company reported a net foreign exchange loss of RMB0.6 million (US$0.1 million), compared to a net foreign exchange loss of RMB79.1 million for the preceding fiscal year. The net foreign exchange losses for 2012 and 2011 were mainly due to exchange losses arising from the Company’s Euro-denominated bank deposit balances as the exchange rate of the Euro against the RMB fluctuated over these periods. NetEase reported basic and diluted earnings per ADS of US$4.45 and US$4.44 for fiscal year 2012, respectively.  The Company reported basic and diluted earnings per ADS of US$3.97 and US$3.96 for the preceding fiscal year, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB691.6 million (US$111.0 million) and RMB392.8 million at an effective tax rate of 16.2% and 10.9% for fiscal years 2012 and 2011, respectively.  The change in the effective tax rate was mainly due to the expiration of the tax exemption period for certain subsidiaries in 2012, a one-time accrued withholding tax of RMB40.0 million in 2012, as mentioned above, and a tax refund of RMB47.1 million that was received in 2011.

Other Information

As of December 31, 2012, the Company’s total cash and time deposit balance was RMB15.2 billion (US$2.4 billion), compared to RMB11.9 billion as of December 31, 2011.  Total held-to-maturity investments and other short-term investments balance was RMB1.1 billion (US$172.3 million) as of December 31, 2012, compared to RMB993.6 million as of December 31, 2011.  Cash flow generated from operating activities was RMB4.2 billion (US$678.0 million) for fiscal year 2012, compared to RMB4.1 billion for the preceding fiscal year.

Special Cash Dividend

In November 2012, the Company announced that its board of directors declared a special cash dividend of US$0.04 per ordinary share, which is equivalent to US$1.00 per ADS (each ADS represents 25 ordinary shares).  The special cash dividend amounting to approximately US$131 million was paid to shareholders of record as of January 15, 2013.

Share Repurchase Program

In November 2012, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million.  As of December 31, 2012, the Company had cumulatively purchased approximately 1.66 million ADSs in open market purchases under this program for a total consideration of approximately US$67.2 million. The share repurchase program will expire on November 20, 2013.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2301 on the last trading day of 2012 (December 31, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012, or at any other certain date.  The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2012 is still in progress.  In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2012.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 6, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 7, 2013).  NetEase’s management will be on the call to discuss the quarterly and annual results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2068 (international: 1-480-629-9712), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4588210#.  The replay will be available through February 21, 2013.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services and web portals.  In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Heroes of Tang Dynasty II, Kung Fu Master and Soul of the Fighter or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Fantasy Westward Journey, Westward Journey Online II, and other games, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,214,618	1,590,769	255,336
Time deposits	9,704,777	13,098,661	2,102,480
Restricted cash	318,684	570,506	91,573
Accounts receivable, net	230,047	269,485	43,255
Prepayments and other current assets	900,464	1,121,784	180,059
Short-term investments	993,606	1,073,539	172,315
Deferred tax assets	111,990	143,929	23,102
Total current assets	14,474,186	17,868,673	2,868,120

Non-current assets:
Property, equipment and software, net	848,469	815,026	130,821
Land use right, net	11,788	11,529	1,851
License right, net	48,962	—	—
Deferred tax assets	2,586	2,215	356
Time deposits	—	490,000	78,650
Other long-term assets	58,940	90,513	14,528
Total non-current assets	970,745	1,409,283	226,206
Total assets	15,444,931	19,277,956	3,094,326

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	134,217	157,764	25,323
Salary and welfare payables	244,398	289,848	46,524
Dividend payable	—	814,934	130,806
Taxes payable	391,769	389,465	62,513
Deferred revenue	1,014,073	1,160,018	186,196
Accrued liabilities and other payables	498,120	764,473	122,706
Total current liabilities	2,282,577	3,576,502	574,068

Long-term payable:
Other long-term payable	63,890	99,968	16,046
Total liabilities	2,346,467	3,676,470	590,114

Total NetEase, Inc.’s equity	13,126,701	15,680,605	2,516,911
Noncontrolling interests	(28,237)	(79,119)	(12,699)
Total shareholders’ equity	13,098,464	15,601,486	2,504,212

Total liabilities and shareholders’ equity	15,444,931	19,277,956	3,094,326

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,833,269	1,739,922	1,977,417	317,397	6,552,431	7,287,063	1,169,654
Advertising services	278,474	243,027	259,500	41,653	795,422	850,157	136,460
E-mail, WVAS and others	37,249	61,916	89,799	14,414	124,898	242,741	38,963

Total revenues	2,148,992	2,044,865	2,326,716	373,464	7,472,751	8,379,961	1,345,077
Sales taxes	(49,809)	(42,901)	(55,842)	(8,963)	(182,099)	(179,005)	(28,732)

Total net revenues	2,099,183	2,001,964	2,270,874	364,501	7,290,652	8,200,956	1,316,345

Total cost of revenues	(646,086)	(640,049)	(662,600)	(106,355)	(2,372,288)	(2,578,067)	(413,808)

Gross profit	1,453,097	1,361,915	1,608,274	258,146	4,918,364	5,622,889	902,537

Selling and marketing expenses	(280,680)	(259,947)	(321,584)	(51,618)	(849,205)	(906,707)	(145,537)
General and administrative expenses	(105,787)	(75,851)	(69,452)	(11,148)	(280,227)	(286,223)	(45,942)
Research and development expenses	(142,514)	(201,661)	(189,345)	(30,392)	(465,490)	(718,315)	(115,298)
Total operating expenses	(528,981)	(537,459)	(580,381)	(93,158)	(1,594,922)	(1,911,245)	(306,777)

Operating profit	924,116	824,456	1,027,893	164,988	3,323,442	3,711,644	595,760
Other income:
Investment income	9,954	9,353	7,523	1,208	14,128	43,770	7,026
Interest income	78,624	115,459	115,530	18,544	258,053	423,634	67,998
Exchange (losses) gains	(36,394)	23,659	(5,782)	(928)	(79,058)	(554)	(89)
Other, net	62,544	5,087	52,139	8,369	99,164	99,718	16,006

Net income before tax	1,038,844	978,014	1,197,303	192,181	3,615,729	4,278,212	686,701
Income tax	(122,621)	(194,797)	(184,238)	(29,572)	(392,756)	(691,642)	(111,016)

Net income after tax	916,223	783,217	1,013,065	162,609	3,222,973	3,586,570	575,685
Net (income) loss attributable to noncontrolling interests	(17,598)	28,718	(4,530)	(727)	11,291	50,882	8,167
Net income attributable to the Company’s shareholders	898,625	811,935	1,008,535	161,882	3,234,264	3,637,452	583,852

Comprehensive income	916,223	783,217	1,013,065	162,609	3,222,973	3,586,570	575,685
Comprehensive (income) loss attributable to noncontrolling interests	(17,598)	28,718	(4,530)	(727)	11,291	50,882	8,167
Comprehensive income attributable to the Company’s shareholders	898,625	811,935	1,008,535	161,882	3,234,264	3,637,452	583,852

Earnings per share, basic	0.27	0.25	0.31	0.05	0.99	1.11	0.18
Earnings per ADS, basic	6.86	6.17	7.69	1.23	24.76	27.70	4.45
Earnings per share, diluted	0.27	0.25	0.31	0.05	0.99	1.11	0.18
Earnings per ADS, diluted	6.85	6.17	7.68	1.23	24.68	27.65	4.44

Weighted average number of ordinary shares outstanding, basic	3,272,617	3,287,370	3,278,877	3,278,877	3,265,550	3,282,663	3,282,663
Weighted average number of ADS outstanding, basic	130,905	131,495	131,155	131,155	130,622	131,307	131,307
Weighted average number of ordinary shares outstanding, diluted	3,279,404	3,292,462	3,283,903	3,283,903	3,276,704	3,288,330	3,288,330
Weighted average number of ADS outstanding, diluted	131,176	131,698	131,356	131,356	131,068	131,533	131,533

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	916,223	783,217	1,013,065	162,609	3,222,973	3,586,570	575,685
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	76,323	52,310	37,647	6,043	293,239	233,509	37,481
Impairment loss for license right	50,316	—	—	—	50,316	—	—
Share-based compensation cost	45,143	47,969	28,869	4,634	122,032	203,018	32,587
(Reversal of) allowance for provision for doubtful debts	(6,212)	(593)	(1,063)	(171)	416	3,088	495
(Gain) loss on disposal of property, equipment and software	(35)	90	(11)	(2)	(74)	(42)	(7)
Unrealized exchange losses (gains)	41,263	(27,330)	4,491	721	76,262	(5,665)	(909)
Deferred income taxes	22,054	7,894	(6,668)	(1,070)	(42,442)	(31,568)	(5,067)
Net equity share of loss (gain) from associated companies	1,010	(389)	(87)	(14)	1,195	(842)	(135)
Others	(9,272)	18,739	(5,407)	(868)	(12,580)	21,758	3,492
Changes in operating assets and liabilities:
Accounts receivable	6,603	(31,834)	19,806	3,179	10,800	(70,318)	(11,288)
Prepayments and other current assets	79,852	(253,134)	12,034	1,932	(83,490)	(68,833)	(11,049)
Accounts payable	14,477	26,755	42,197	6,773	22,710	43,168	6,929
Salary and welfare payables	48,575	(29,563)	111,449	17,889	62,425	45,434	7,293
Taxes payable	(2,706)	18,096	16,904	2,713	33,329	(34,449)	(5,530)
Deferred revenue	(3,777)	17,241	3,465	556	240,121	145,946	23,426
Accrued liabilities and other payables	(36,144)	40,631	59,729	9,586	75,716	153,516	24,641
Net cash provided by operating activities	1,243,693	670,099	1,336,420	214,510	4,072,948	4,224,290	678,044

Cash flows from investing activities:
Purchase of property, equipment and software	(171,422)	(65,430)	(41,029)	(6,586)	(410,120)	(178,654)	(28,676)
Proceeds from sale of property, equipment and software	43	546	43	7	263	777	125
Purchase of other intangible assets	(1,042)	—	(32)	(5)	(1,042)	(32)	(5)
Net change in short-term investments with terms of three months or less	—	150,000	430,000	69,020	—	(120,000)	(19,261)
Purchase of short-term investments	(407,863)	(70,845)	(876,569)	(140,699)	(1,001,026)	(1,101,691)	(176,834)
Proceeds from maturities of short-term investments	20,000	330,000	—	—	20,000	1,120,000	179,772
Purchase of license right	—	—	—	—	(39,300)	—	—
Investment in an associated company	—	(7,915)	—	—	—	(7,915)	(1,270)
Transfer (to) from restricted cash	(44,885)	51,899	(101,322)	(16,263)	(178,085)	(251,822)	(40,420)
Net change in time deposits with terms of three months	(125,205)	(178,954)	1,036,845	166,425	(318,937)	889,350	142,751
Placement/rollover of matured time deposits	(3,743,262)	(3,971,447)	(5,002,890)	(803,019)	(10,861,505)	(16,393,642)	(2,631,361)
Proceeds from maturities of time deposits	3,497,811	3,209,753	4,045,543	649,354	9,598,470	11,626,594	1,866,197
Net change in other assets	4,681	(11,094)	(6,186)	(993)	(16,951)	(37,003)	(5,940)
Net cash used in investing activities	(971,144)	(563,487)	(515,597)	(82,759)	(3,208,233)	(4,454,038)	(714,922)

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Capital contribution from non-controlling interests	—	—	—	—	227	—	—
Proceeds from employees exercising stock options	9,877	—	—	—	73,337	24,712	3,967
Purchase of shares	—	—	(414,942)	(66,603)	—	(414,942)	(66,603)
Payment of other long-term payable	(10)	—	—	—	(20)	—	—
Net cash provided by/ used in financing activities	9,867	—	(414,942)	(66,603)	73,544	(390,230)	(62,636)

Effect of exchange rate changes on cash held in foreign currencies	(11,327)	2,200	342	55	(8,778)	(3,871)	(621)
Net increase (decrease) in cash and cash equivalents	271,089	108,812	406,223	65,203	929,481	(623,849)	(100,135)
Cash and cash equivalents, beginning of the period	1,943,529	1,075,734	1,184,546	190,133	1,285,137	2,214,618	355,471
Cash and cash equivalents, end of the period	2,214,618	1,184,546	1,590,769	255,336	2,214,618	1,590,769	255,336

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	129,437	148,758	160,146	25,705	371,238	648,609	104,109
Withholding income tax paid associated with the repatriation of cash for a special dividend	—	—	35,000	5,618	—	35,000	5,618
Supplemental schedule of non-cash investing and financing activities:
Share repurchase financed by accounts payable	—	—	7,547	1,211	—	7,547	1,211
Fixed asset purchases financed by accounts payable and accrued liabilities	37,614	14,096	7,228	1,160	37,614	7,228	1,160

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,833,269	1,739,922	1,977,417	317,397	6,552,431	7,287,063	1,169,654
Advertising services	278,474	243,027	259,500	41,653	795,422	850,157	136,460
E-mail, WVAS and others	37,249	61,916	89,799	14,414	124,898	242,741	38,963
Total revenues	2,148,992	2,044,865	2,326,716	373,464	7,472,751	8,379,961	1,345,077

Sales taxes:
Online game services	(23,161)	(17,053)	(25,170)	(4,040)	(103,824)	(86,478)	(13,881)
Advertising services	(25,850)	(24,562)	(24,240)	(3,891)	(75,349)	(82,680)	(13,271)
E-mail, WVAS and others	(798)	(1,286)	(6,432)	(1,032)	(2,926)	(9,847)	(1,580)
Total sales taxes	(49,809)	(42,901)	(55,842)	(8,963)	(182,099)	(179,005)	(28,732)

Net revenues:
Online game services	1,810,108	1,722,869	1,952,247	313,357	6,448,607	7,200,585	1,155,773
Advertising services	252,624	218,465	235,260	37,762	720,073	767,477	123,189
E-mail, WVAS and others	36,451	60,630	83,367	13,382	121,972	232,894	37,383
Total net revenues	2,099,183	2,001,964	2,270,874	364,501	7,290,652	8,200,956	1,316,345

Cost of revenues:
Online game services	(495,506)	(443,789)	(482,513)	(77,449)	(1,859,176)	(1,872,734)	(300,594)
Advertising services	(114,949)	(139,296)	(107,555)	(17,264)	(380,201)	(474,165)	(76,109)
E-mail, WVAS and others	(35,631)	(56,964)	(72,532)	(11,642)	(132,911)	(231,168)	(37,105)
Total cost of revenues	(646,086)	(640,049)	(662,600)	(106,355)	(2,372,288)	(2,578,067)	(413,808)

Gross profit (loss):
Online game services	1,314,602	1,279,080	1,469,734	235,908	4,589,431	5,327,851	855,179
Advertising services	137,675	79,169	127,705	20,498	339,872	293,312	47,080
E-mail, WVAS and others	820	3,666	10,835	1,740	(10,939)	1,726	278
Total gross profit	1,453,097	1,361,915	1,608,274	258,146	4,918,364	5,622,889	902,537

Gross profit (loss) margin:
Online game services	72.6%	74.2%	75.3%	75.3%	71.2%	74.0%	74.0%
Advertising services	54.5%	36.2%	54.3%	54.3%	47.2%	38.2%	38.2%
E-mail, WVAS and others	2.2%	6.0%	13.0%	13.0%	(9.0)%	0.7%	0.7%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:           The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2301 on the last trading day of 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:           Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	21,030	25,063	12,957	2,080	57,318	100,540	16,138
Operating expenses
- Selling and marketing expenses	3,897	2,933	2,397	385	11,357	13,368	2,146
- General and administrative expenses	7,661	7,830	4,260	684	17,897	33,374	5,357
- Research and development expenses	12,555	12,143	9,255	1,485	35,460	55,736	8,946